PRESS RELEASE
                                JANUARY 28, 2000

BankAtlantic Bancorp, today announced its tender offer for up to $25 million in principal amount of the Company's outstanding 5.625% Convertible Subordinated Debentures due 2007 for a cash price of $750 per $1,000 principal amount of Debentures. The closing price of the Debentures on January 27, 2000 was $650 per $1,000 principal amount. If more than $25 million of the outstanding Debentures are tendered, and the Company chooses not to purchase all such Debentures, the Company will purchase the Debentures on a pro rata basis. Tenders of Debentures will be accepted only in integral multiples of $1,000 principal amount. The tender offer is subject to financing and other general conditions and will expire on February 29, 2000. Ryan, Beck & Co., Inc., a subsidiary of the Company, and Friedman, Billings, Ramsey & Co., Inc., are acting as co-dealer managers for the tender offer.

HOLDERS OF DEBENTURES SHOULD READ THE OFFER TO PURCHASE BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS ARE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE LOCATED AT HTTP://WWW.SEC.GOV AND FROM THE COMPANY UPON REQUEST.

Statements in this release may constitute forward-looking statements and are made pursuant to the Safe Harbor Provision of the Private Securities and Litigation Reform Act of 1995. Forward-looking statements are based largely on expectations and are subject to a number of risks and uncertainties including, but not limited to, the risks and uncertainties associated with the availability and terms of the financing to be used to fund the tender offer and the satisfaction of other conditions to the tender offer; the impact of increased leverage on the Company's balance sheet and results of operations; the profitability of ongoing banking and non-banking activities; and other economic, competitive, regulatory and other factors detailed in the Company's SEC filings.